Exhibit No. 12

THE PROGRESSIVE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(millions)
(unaudited)

	Nine Months Ended
	September 30,

	2002	2001

Income before income taxes	$761.9	$410.8

Fixed Charges:
Interest and amortization on indebtedness	54.2	39.2
Portion of rents representative of the interest factor	4.4	5.9

Total fixed charges	58.6	45.1

Total income available for fixed charges[1]	$820.4	$455.1

Ratio of earnings to fixed charges	14.0	10.1

[1] Excludes interest capitalized, net of amortized interest, of $.1 million and $.8 million for the nine months ended September 30, 2002 and 2001, respectively.

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